TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Current Reports on Form 8-K dated April 12, 1999, and Filed on April 15, 1999, and April 21, 1999.

The following Newsletter goes out with the March 2000 dividend check or dividend reinvestment statement to all registered stockholders. It is also sent in a stockbrokers' mailing to all beneficial stockholders.

                               * * * * * * * * * *




(GM Bug) General Motors Logo

Stockholder News

Volume 6, Issue 1

March 2000

Keeping you informed about your investment in General Motors



GM Reports Record Annual Revenues & Earnings
      GM reported record calendar-year revenues and earnings for 1999, fueled by the continued strong performance of its automotive operations and record earnings at General Motors Acceptance Corporation (GMAC).
      GM's consolidated net sales and revenues totaled a record $176.6 billion in calendar-year 1999, an increase of 13.6 percent compared with the prior year. Revenue growth last year helped drive a record $8.53 diluted earnings per share of GM $1-2/3 par value common stock, compared with $4.32 per share in 1998.
      Income  during 1999 totaled $5.6  billion,  compared  with $3.0 billion in
1998.
     Strong  performance  at GM  North  America  and  GMAC  resulted  in  strong fourth-quarter adjusted earnings per share of $1.95 on a fully diluted basis, exceeding analysts' consensus forecast by $0.14.
      Continued focus on improved earnings and asset efficiency drove calendar-year return on net assets (RONA) of 14.0 percent (excluding the Hughes Electronics Corporation subsidiary), well above the 12.5-percent target. GM Chairman and Chief Executive Officer John F. Smith, Jr., said, "We are focused on further improving this performance to maintain our financial strength and provide a superior return to our stockholders."
      Stockholders also benefited by the completion during the fourth quarter of GM's $4.0 billion share repurchase program. Since January 1997, GM has repurchased approximately 140 million shares of GM $1-2/3 par value common stock worth $9.0 billion, or more than 18 percent of the total shares outstanding.
      Hughes Electronics' performance in 1999 is worthy of special mention. Its net sales and revenues for the year increased 25 percent to $7.6 billion, from $6.1 billion in 1998. "The revenue increase was primarily driven by continued growth in the DIRECTV business," Smith said. The ongoing robust growth of this business continues to support the higher market valuation of Hughes.
      Hughes' net loss in the 1999 fourth quarter and calendar year was primarily related to investments in growth opportunities, which are expected to result in increased revenues and profits in the future.
      "As we close the books on the decade of the `90s, we feel we've taken a number of important steps to secure the future of General Motors," Smith said. "Very significant among these were our strong financial turnaround; the restructuring of the corporation with the separation of Delphi Automotive Systems, Hughes Defense, and Electronic Data Systems; the global integration of our automotive operations and expansion of our strategic global alliances; and our aggressive move into e-commerce, including the establishment of e-GM and GM TradeXchange."


(Caption):
For complete reports on GM's earnings, its plans for Hughes, and management changes, go to the Investor Information section of the corporate Web site, www.gm.com.








Wagoner Elected CEO & President
     The General Motors Board of Directors has elected G. Richard Wagoner, Jr., 47, chief executive officer and president, effective June 1, 2000. Currently, he is president and chief operating officer. In his new capacity, Wagoner has responsibility for the strategic and operational leadership of General Motors.
      John F. Smith, Jr., 61, currently chairman and chief executive officer, will continue as chairman and maintain his key role of building strong relationships with GM's business partners, unions, and dealers; with governments around the world; and with external business groups. He will also act as the primary interface between the Board of Directors and GM management.
      Harry J. Pearce, 57, vice chairman, will continue in that position and will continue to provide oversight for Hughes Electronics. He maintains responsibility for Allison Transmission Division and GM Locomotive Group. He will also continue to be responsible for GM's focus on advanced vehicle technology, safety, the environment, and key public policy issues.
     Wagoner, Pearce, and Thomas A. Gottschalk, GM's general counsel, will continue to report to Smith. The company's chief financial officer and General Motors Acceptance Corp. will be realigned to report to Wagoner. Smith, Wagoner, and Pearce continue as GM directors.
      Smith said the Board's action was part of its continuing succession planning activity and that it will maintain continuity at the senior-most executive level and further build on the momentum General Motors has generated over the past several years.
      "Rick's being elected chief executive officer is not only a reward for what he's accomplished, but is a vote of confidence that he can take GM to even greater heights in terms of products, services, and shareholder value," Smith said.
      "While it's gratifying to have Jack's and the Board's confidence, it's clear that winning in today's competitive global auto industry is a team sport," Wagoner said. "The progress we've made at GM in recent years is the result of a lot of great people working together with a focus on winning. And that's certainly what we'll need in the future as well.
      "I'm very pleased that the Board is keeping the leadership team in place," Wagoner added.

(Photo of Richard Wagner, Jr.)

(Caption)
G. Richard Wagoner, Jr.























Planned Exchange of Stock To Release Stockholder Value
      General Motors in February announced plans for a broad restructuring of its economic interest in Hughes Electronics (Hughes), including an offer to its stockholders to repurchase GM $1-2/3 par value common stock in exchange for approximately $8 billion of GM Class H common stock, and contributions of approximately $7 billion of Class H stock to GM benefit plans.
      GM's planned exchange of approximately $8 billion of Class H stock for GM $1-2/3 stock would significantly reduce the number of shares of GM $1-2/3 stock outstanding and translate to a significant increase in GM's earnings per share. GM expects to complete the proposed transaction during the second quarter of this year.
      The contributions to the benefit plans, which are not subject to any regulatory approvals, will significantly reduce annual pension and other post-retirement employee benefit (OPEB) expense and will strengthen the company's overall financial position.
      "GM has a strong and consistent track record of finding ways to return value to shareholders, and that record is being extended through these proposed transactions," said GM Chairman and Chief Executive Officer John F. Smith, Jr. "GM will strive to continue to increase earnings with less capital employed. This is an excellent formula to deliver superior shareholder returns."
      GM has no current plans or intention to separate Hughes or any of its businesses from GM, whether by means of a spin-off, split-off, or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM stockholders.
      GM has the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions, benefit plan contributions, to raise cash proceeds in a tax-efficient manner, or to implement further corporate restructurings.

(Caption)
STOCKHOLDERS ARE URGED TO READ THE IMPORTANT INFORMATION IN GM'S PROSPECTUS RELATING TO THE EXCHANGE OFFER, WHICH WILL BE FILED WITH THE SEC AND BECOME AVAILABLE FREE OF CHARGE AT ITS WEB SITE, www.sec.gov, AT GM'S WEB SITE, AND FROM GM STOCKHOLDER SERVICES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO BUY IN CONNECTION WITH THE PLANNED EXCHANGE OFFER, WHICH WILL ONLY BE MADE BY MEANS OF AN APPROPRIATE PROSPECTUS.

(Photo of GM Class H Stock Certificate)























GM Shows Strength & Diversity at Auto Shows
      In the first three months of 2000, GM demonstrated the strength and depth of the corporation and the diversity of its brands by introducing nine all-new and highly innovative concept vehicles at the world's leading auto shows from Los Angeles to Geneva.
      Rather than create a single "house style" for all of GM, the new concept vehicles establish a trademark look for each brand, building equity, communicating intrinsic product values, and emotionally connecting with customers. They are radically different from each other but share two characteristics: versatility and compelling design.
      In Detroit, alone, at the North American International Auto Show in January, five GM concept vehicles (plus two innovative new production vehicles) debuted at the 164,456-square-foot display, The GM Experience, the largest showcase ever presented at a North American auto show. They included:
   1. The Buick LaCrosse, a stylish luxury sedan that converts to a carrier of oversized cargo when panels reveal a pickup-type bed.
   2. The GMC Terradyne, redefining the pickup truck for the 21st century with emphasis on innovations and industrial precision design.
   3. The Opel Zafira Snowtrekker, a sporty, lifestyle-oriented compact van.
   4. The Chevrolet SSR, a stunning performance roadster with a power retractable hardtop roof and a cargo bed.
   5. The General Motors Hummer H2 vision vehicle, modernizing and updating the Hummer while drawing on its traditional strength and toughness.
   The innovative new production vehicles taking their bows in Detroit included:
   6. The 2001 Pontiac Aztek, a sport recreation vehicle (SRV), which fuses attributes of the sport sedan, sport utility vehicle, and minivan, arriving in GM showrooms this summer.
   7. An auto-show version of the Chevrolet Avalanche, representing the creation of an entirely new "ultimate utility vehicle" segment, expected in Chevrolet showrooms in a production version during the 2001 calendar year.
      GM's Detroit auto-show performance played to rave reviews, with James Hall, vice president of industry analysis for AutoPacific, Inc., for example, calling GM "the star of the show."
      Two other concept vehicles took their bows in Los Angeles in January: the Saturn CV1, an all-wheel-drive, multi-functional vehicle; and the Oldsmobile Profile, a sophisticated sports sedan with all-wheel-drive, power-sliding rear doors, and a host of electronic convenience features.
      At February's Chicago Auto Show, two more concepts were introduced: the Chevrolet Traverse, not a car, not a truck, but the best of both in this exploration to re-invent the Chevy family sedan; and the Pontiac Piranha, a performance-oriented, four-seat, supercharged coupe with a removable trunk. The 2002 production model Buick Rendevous -- a new type of SUV -- was also unveiled.
      Finally, in Geneva this month, GM revealed Cadillac's concept car, the Imaj, the ultimate luxury sedan designed to be chauffeured in during the week and to personally drive over the weekend.

(Photo of Montage of Concept Vehicles)
















GM Views the Issues:
Does GM Support China's Admission to the World Trade Organization?
      The World Trade Organization serves a critical role in promoting the smooth, predictable, and free flow of world trade. As the WTO fulfills this important mission within a growing, global economy, GM supports China's admission to the organization on commercially viable terms as soon as possible. A WTO without one of the world's largest and rapidly growing economies simply cannot remain effective or relevant.
      China's admission to the WTO is consistent with GM's efforts as a global company to move goods and services freely throughout the world. China's entry is necessary to: improve U.S.-China commercial relations; promote China's adherence to global trading rules and norms; and enhance opportunities for U.S. firms to gain access to China's rapidly emerging consumer-based market. Exports to China create and sustain U.S. jobs, while imports from China enhance consumer choice in the U.S. and support China's transition to a market-based economy.
      GM realizes that China's admission to the WTO -- and free and open trade in general -- can create concerns that American jobs could be exported to other countries. However, the results of open trade speak for themselves. Since implementation of major international trade agreements in the mid-O90s, the U.S. is now enjoying the lowest unemployment rate in over three decades. Indeed, trade is a positive sum game; increased trade creates jobs in the U.S. as well as in trading partners.
      Also, the issue of free trade must address a responsibility to human rights and the environment. China's WTO membership will give the U.S. and other WTO members confidence that China will abide by internationally accepted trade rules. Evidence suggests that the presence of American firms in China is helping to promote change by providing increased exposure to Western norms and business practices. Experience from other countries, especially Asian countries, suggests that political freedoms follow economic freedoms.

GM Stockholder Services: Mail Code 482-C38-B71, 300 Renaissance Center, P.O. Box 300, Detroit, MI 48265-3000, (313) 667-1500, www.gm.com
                                                 ----------

Of Special Interest to Stockholders

Annual Meeting Voting
      Annual Meeting season is fast approaching and, as an owner of the company, your vote is important to General Motors. We encourage you to read your Annual Report and Proxy Statement and vote your shares in one of three convenient ways:
      Telephone Voting: Your proxy materials will include telephone voting instructions and a toll-free number to call to register your vote. The simple, automated system requires only a few minutes to vote your shares.
      Internet  Voting:  Your proxy package will also provide a Web site address
(URL) and instructions for voting your General Motors shares on the Internet. This site provides easy-to-follow instructions for quick and confidential voting of your GM shares.
      Traditional Mail: A voting card and envelope will accompany all proxy materials mailed to GM stockholders. Investors not electing to use telephone or Internet voting may complete and mail the voting instruction card to cast their vote.
      The telephone and Internet are the most cost-effective methods of voting your GM shares. We encourage you to use them to cast your 2000 vote. Please do not send the voting card if you are voting by telephone or the Internet.



Direct Registration Is Standard
      General Motors is now a "Direct Registration" company. That means future stock issued by General Motors to registered stockholders will be held electronically - "on account" in book-entry form -- by EquiServe, the corporation's stock transfer agent and registrar.
      The new system will not affect paper stock certificates currently held by stockholders. New paper certificates will not be issued unless specifically requested by stockholders.
      Under the Direct Registration System (DRS), stockholders retain all the rights and privileges of ownership of their shares without the necessity of safely storing and keeping track of paper certificates. Rather, stockholders track their shares through DRS confirmation statements issued by EquiServe at the time of any activity in a DRS account.
      Other important advantages include:
o DRS eliminates the requirements for physical movement of certificates at the time of sale, and the accompanying potential for loss.
o DRS transactions, such as share transfers and sales, can be processed electronically and, therefore, more efficiently.
o DRS eliminates the risk and cost associated with replacing a lost certificate.
      DRS should not be confused with GM's Dividend and Cash Investment Plan. Stockholders will continue to receive cash dividends under DRS and will not be enrolled in the Dividend and Cash Investment Plan unless they request it from EquiServe.
      Questions about DRS should be directed to EquiServe at 1-800-331-9922.